Exhibit 99.1

Ayr Wellness Announces Brand Launches in Massachusetts and Ohio

MIAMI, May 4th, 2022 - Ayr Wellness Inc. (CSE: AYR.A, OTCQX: AYRWF) (“Ayr” or the “Company”), a leading vertically integrated U.S. multi-state cannabis operator (MSO), today announced it has expanded its extensive product portfolio available in Massachusetts with the addition of its premium flower brand, Kynd, and the launch of Entourage vapes in Ohio.

Sales of Kynd began in Massachusetts on April 29, exclusively at Sira Naturals (“Sira”) dispensaries. Each unique strain included in the initial launch, “Mr. Nasty,” “Orangutan Zkittlez,” and “Fresh Squeezed,” are new to Ayr’s offerings in the Massachusetts market and boast a premium genetic profile. These offerings will be made available through 3rd party dispensaries and the broader adult-use market in the near future.

Entourage vapes begin sales in Ohio today, launching with six strain-specific offerings, including “Skywalker OG,” “OG 1 Kenobi,” “Yoda’s Alien Cookies,” “Blue Dream,” “Champagne Kush,” and “Jack Herer.” The initial drop can be purchased by Ohio medical patients in 28 dispensaries throughout the state.

“Quality and genetics are hugely important to our consumers, and Kynd and Entourage deliver in both of those categories,” said Jonathan Sandelman, Founder, Chairman and CEO of Ayr. “With Kynd, we have invested in building a cutting-edge genetic library, which allows us to produce innovative strains that are backed by the quality of the plants that we grow. Entourage is crafted by extraction experts who use proprietary techniques to emphasize rich, unique terpenes for an elevated vape experience. We look forward to continuing to build both brands in Massachusetts, Ohio and throughout the rest of our footprint.”

“Kynd flower is crafted by highly-skilled cultivators who consistently deliver premium quality to our patients and customers,” said Jeff Finnerty, SVP of Marketing at Ayr, “and Entourage’s carefully-crafted, broad-spectrum cartridges provide a unique flavor profile of optimal quality, without a steep price tag. We are particularly excited to introduce this new collection of products, which collectively demonstrate superior flavor, potency, and experience, to customers and patients in Massachusetts and Ohio.”

Kynd is also sold in Ayr-owned and 3rd party retail locations throughout Arizona, Florida, and Nevada, where it is the leading flower brand for seven straight months, per BDSA. Entourage is also sold in Ayr-owned and 3rd party retail locations throughout Massachusetts and Florida. The Company plans to introduce both brands to additional key markets throughout 2022.

Massachusetts’ cannabis market ranks sixth in the nation by total adult use cannabis sales, per BDSA, and generated a total $1.3 billion in revenue in 2021. BDSA expects Massachusetts’ legal cannabis market to generate $2.3 billion per year by 2026. Ohio’s medical-only cannabis market ranks eighth in the nation by total sales, per BDSA, generating a total of $392.4 million in revenue in 2021. BDSA expects Ohio’s legal cannabis market to generate $1 billion per year by 2026.

For more information about Ayr Wellness or to locate your nearest dispensary, please visit https://ayrwellness.com.

Forward-Looking Statements

Certain information contained in this news release may be forward-looking statements within the meaning of applicable securities laws. Forward-looking statements are often, but not always, identified by the use of words such as “target”, “expect”, “anticipate”, “believe”, “foresee”, “could”, “would”, “estimate”, “goal”, “outlook”, “intend”, “plan”, “seek”, “will”, “may”, “tracking”, “pacing” and “should” and similar expressions or words suggesting future outcomes. This news release includes forward-looking information and statements pertaining to, among other things, Ayr’s future growth plans. Numerous risks and uncertainties could cause the actual events and results to differ materially from the estimates, beliefs and assumptions expressed or implied in the forward-looking statements, including, but not limited to: anticipated strategic, operational and competitive benefits may not be realized; events or series of events, including in connection with COVID-19, may cause business interruptions; required regulatory approvals may not be obtained; laws or the interpretation, administration or enforcement thereof may change; differing regulatory requirements across states may prevent Ayr from achieving economies of scale; favorable locations may be restricted or difficult to obtain; acquisitions may not be able to be completed on satisfactory terms or at all, or if completed may not be successful; the enforcement of contracts may be restricted; scientific research regarding cannabis is still in its early stages and is subject to change as further research is completed; the inherent risks of an agricultural business; cyber-security, transportation, recall, product liability and litigation related risks; and Ayr may not be able to raise additional debt or equity capital if required. Among other things, Ayr has assumed that its businesses will operate as anticipated, that it will be able to complete acquisitions and acquire desirable retail sites on reasonable terms, and that all required regulatory approvals will be obtained on satisfactory terms and within expected time frames.

Estimates and assumptions involve known and unknown risks and uncertainties that may cause actual results to differ materially. While Ayr believes there is a reasonable basis for these assumptions, such estimates may not be met. These estimates represent forward-looking information. Actual results may vary and differ materially from the estimates.

About Ayr Wellness Inc.

Ayr is an expanding vertically integrated, U.S. multi-state cannabis operator. Based on the belief that everything starts with the quality of the plant, the Company’s mission is to cultivate the finest quality cannabis at scale and deliver remarkable experiences to its customers every day.

Ayr’s leadership team brings proven expertise in growing successful businesses through disciplined operational and financial management, and is committed to driving positive impact for customers, employees and the communities they serve. For more information, please visit www.ayrwellness.com.

Company/Media Contact:

Robert Vanisko

VP, Corporate Communications

Email: robert.vanisko@ayrwellness.com

Investor Relations Contact:

Sean Mansouri, CFA
Elevate IR

T: (720) 330-2829

Email: IR@ayrwellness.com